December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (269) 385-2066

Michael W. Rude
Vice President of Human Resources
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: Stryker Corporation**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 000-09165**

Dear Mr. Rude:

      We have reviewed your response letter dated October 30, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Annual Bonus, page 9

1.   We reissue our prior comment 5. Please provide us with a detailed explanation for your conclusion that disclosure of the targets applicable to Messrs. Johnson, Kemler and Cattani is not required because it would result in competitive harm.

2.   We note your response to our prior comment 11. You indicate in the last sentence of your response that to the extent you engage in actual benchmarking, you will discuss and explain why and how comparative information is used and the extent that discretion is exercised. To the extent you engage in benchmarking, please also identify the benchmarked companies in future filings.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel